

Mail Stop 3561

November 14, 2017

Eric S. Rosenfeld
Chief Executive Officer
Allegro Merger Corp.
777 Third Avenue, 37th Floor
New York, NY 10017

> **Re: Allegro Merger Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 18, 2017**
> **CIK No. 0001720025**

Dear Mr. Rosenfeld:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 21

2. We note your disclosure on page 4 that you are not "prohibited from partnering, submitting joint bids, or entering into any similar transaction with holders of founder shares, our officers or directors and their affiliates, in the pursuit of an initial business

combination." Please add a separate risk factor, or revise an existing risk factor, to address the fiduciary and other conflicts of interest created thereby.

Proposed Business

Introduction, page 55

3.   Where you describe the prior SPAC experience of your directors and officers, please include any negative results with equal prominence as positive results. Also, where you present revenue results, please also include an appropriate measure of earnings.

Selection of a target business…, page 59

4.   Please reconcile your disclosure here and elsewhere in your prospectus that you "will have virtually unrestricted flexibility in identifying and selecting" a target business with the fact that your directors and officers have fiduciary duties to present certain opportunities to other entities first, as disclosed on pages 80-81 of your filing.

Principal Stockholders, page 84

5.   Your disclosure here indicates that Mr. Sgro (as trustee of Eric Rosenfeld 2017 Trust No. 1 and Eric Rosenfeld 2017 Trust No. 2) will beneficially own 21.6% of your total outstanding common stock following the offering. However, on page 84 you indicate that if the overallotment option is not exercised, your initial holders will be required to forfeit a number of shares necessary so that the collective number of founder shares represents 20% of your total outstanding common stock following the offering. Further, on page 85 you state that "holders of founder shares and purchasers of placement units will own 26.9% of the outstanding common stock following this offering." Please revise your disclosure here and elsewhere in your prospectus, as applicable, to address the foregoing discrepancies, or advise.

Certain Relationships and Related Party Transactions, page 86

6.   You indicate that Mr. Rosenfeld has agreed to indemnify the company under certain circumstances. Please file such agreement as an exhibit to this registration statement or advise. Refer to Item 601(b)(10) of Regulation S-K.

Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Jeffrey M. Gallant, Esq.
    Graubard Miller